January 28, 2020 Via EDGAR and e-mail

Mayer Brown LLP

1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910

www.mayerbrown.com

Bradley W. Berman

Direct Tel +1 212 506 2321

bberman@mayerbrown.com

Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	m+ funds Trust, Series 6-4 Amendment No. 1 to Registration Statement on Form S-6 Filed January 28, 2020 File Nos.: 333-235760 and 811-23503

Dear Mr. Bartz:

On behalf of our client, m+ funds Trust (the “m+ Trust”), we submitted to the Securities and Exchange Commission on January 28, 2020 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the Defined Preservation Fund, m+ funds Trust, Series 6-4, a series of the m+ Trust. The Amendment incorporates responses to the comments transmitted telephonically by the Staff.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response. Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover Page

Add the disclosure “reduced by the trust’s fees and expenses” to the end of the first and second sentences of the third paragraph; change “total return” to “loss” in the last sentence of the first paragraph.

We have added this requested disclosure so that the paragraph now reads “Designed for investors who intend to purchase units at inception and hold them until the Maturity Date and seek a percentage total return per unit that equals [2/3rd’s], or [66.67]%, of any positive return in the SPDR® S&P 500® ETF Trust (the “Reference Asset”) relative to the Initial Reference Value (the “Partial Upside”), or equals [1/3rd], or [33.33]%, of any negative return in the Reference Asset relative to the Initial Reference Value (the “Partial Downside”), reduced by the trust’s fees and expenses. For example, if the Reference Asset increases 15% relative to the Initial Reference Value, the units will seek to provide a percentage total return of 10%, or if the Reference Asset decreases 15% relative to the Initial Reference Value, the units will seek to provide a percentage loss of -5%, reduced by the trust’s fees and expenses.”

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Edward P. Bartz

U.S. Securities and Exchange Commission

January 28, 2020

Investment Objective (Page 3)

Provide an estimated maturity date for the trust.

We have added the requested disclosure in the second paragraph of “Investment Objective” and the other places in the registration statement where the maturity date is referenced. Please note that this is an estimated maturity date and that it may change at the time of the pricing of the offering.

Principal Investment Strategy (Page 3)

Disclose that the effect of both the Partial Downside and the Maximum Loss per Unit are reduced by the trust’s fees and expenses.

We have revised both bullet points on the bottom of page 3 to add the phrase “, reduced by the amount of the trust’s fees and expenses.”

In the explanation of “Partial Downside,” change “return” to “loss” in two places.

We have revised the “Partial Downside” disclosure to change “return” to “loss” in two places.

Hypothetical Performance Return Examples (Pages 4-5)

Revise the last sentence under the first graph.

We have corrected that sentence so it now reads: “In this scenario, the return of the units would be less than the return of a direct investment in the Reference Asset.”

Update the hypothetical tables on page 5.

The hypothetical tables on page 5 have been updated to match the hypothetical 45% increase. The actual hypothetical tables in the final prospectus will not understate the Maximum Loss per Unit.

Fees and Expenses Table (Page 16)

Please provide us with a completed fee table and Example at least 48 hours prior to submitting a request for acceleration.

The m+ Trust will submit a completed fee table and example within this timeline.

Edward P. Bartz

U.S. Securities and Exchange Commission

January 28, 2020

GENERAL COMMENTS

1.           Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

The m+ Trust does not expect to submit any exemptive applications or no-action requests in connection with the registration statement.

2.           We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

3.           Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

************

Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Steve Houston Rep Poppell Anna T. Pinedo Hanwen Zhang